Exhibit 99.1

NEWS RELEASE	Contacts:	Todd Hornbeck, CEO
20-001		Jim Harp, CFO
Hornbeck Offshore Services 985-727-6802

For Immediate Release		Ken Dennard, Managing Partner
Dennard Lascar / 713-529-6600

HORNBECK OFFSHORE ENTERS INTO TRANSACTION SUPPORT AGREEMENT AND STOCKHOLDER SUPPORT AGREEMENTS AND COMMENCES

EXCHANGE OFFERS, TENDER OFFER AND CONSENT SOLICITATIONS

FOR ANY AND ALL OF ITS $674 MILLION OF OUTSTANDING

5.875% SENIOR NOTES DUE 2020 AND 5.000% SENIOR NOTES DUE 2021

February 14, 2020 — Covington, Louisiana — Hornbeck Offshore Services, Inc. (NYSE:HOS, OTCQB:HOSS) (the “Company”) announced today that with the support of a super-majority of the holders of the Company’s Existing Notes (defined below) and a majority of the Company’s stockholders, it has commenced private offers to exchange (the “Exchange Offers”) any and all of its outstanding 5.875% Senior Notes due 2020 (the “2020 Notes”) and 5.000% Senior Notes due 2021 (the “2021 Notes” and, together with the 2020 Notes, the “Existing Notes”) for a combination of its newly issued 10.000% Senior Notes due 2023 (the “2023 Senior Notes”) and 5.500% Senior Notes due 2025 (the “2025 Senior Notes” and, together with the 2023 Senior Notes, the “New Notes”) and a private offer to purchase (the “Cash Tender Offer” and, together with the Exchange Offers, the “Offers”) for cash up to $66.7 million in aggregate principal amount (the “Tender Cap”) of Existing Notes upon the terms and conditions set forth in a confidential Offering Memorandum and Consent Solicitation Statement dated February 14, 2020 (the “Offering Memorandum”).

The Company has also entered into a Transaction Support Agreement, dated February 14, 2020 (the “Transaction Support Agreement”) with holders (the “Supporting Holders”) of approximately 80% of the $224.3 million aggregate principal amount of outstanding 2020 Notes and 89% of the $450.0 million aggregate principal amount of outstanding 2021 Notes. Pursuant to the Transaction Support Agreement, the Supporting Holders have agreed to (i) validly tender their Existing Notes in the Exchange Offers, (ii) deliver their consents and agreed waiver and releases in connection with the consent solicitation (the “Consent Solicitations” and such consents, the “Consents”) described below, (iii) not to withdraw or revoke any Existing Notes tendered and any Consents delivered in the Exchange Offers and the Consent Solicitations; and (iv) cooperate with and support the Company’s efforts to consummate the Offers and Consent Solicitations.

103 Northpark Boulevard | Covington, LA 70433 | USA | +1 (985) 727-2000 | www.hornbeckoffshore.com

In connection therewith, the Company has also received advance stockholder support agreements from approximately 52% of the holders of its outstanding common stock to vote in favor of certain proposals contained in a proxy solicitation required as a condition to the Exchange Offers. The proposals will require approval of 66 2/3% of the Company’s stockholders.

In addition to extending the Company’s upcoming debt maturities, if the Exchange Offers are consummated, the Company will contribute certain vessels and related assets to one or more “unrestricted subsidiaries” that are not subject to most of the restrictions under the indentures governing the New Notes or the Company’s existing credit facilities. The Company and certain Supporting Holders (the “Backstop Lenders”) have entered into a Letter Agreement Regarding Proposed Backstop Financing, pursuant to which, subject to the terms and conditions thereof, the Backstop Lenders have agreed to pursue in good faith a financing described therein to a to-be-formed unrestricted subsidiary of the Company (the “Borrower”) in the form of a senior secured loan (the “New Secured Loan”) in a principal amount of not less than $200,000,000, the proceeds of the which are intended to fund the acquisition of certain assets. The Borrower is not required to draw on the New Secured Loan, and this structure will permit the Company to immediately seek separate financings through these unrestricted subsidiaries, increasing liquidity and providing flexibility for the Company to pursue acquisition opportunities. As of the date hereof, there are no agreements or arrangements with respect to the acquisition of any specific assets.

The following table sets forth the consideration to be offered to Eligible Holders (defined below) of the Existing Notes in the Exchange Offers and the Cash Tender Offer:

2020 Notes Exchange Offer

CUSIP No. of 2020 Notes	Outstanding Aggregate Principal Amount	Consideration for each $1,000 Principal Amount of 2020 Notes Tendered on or Prior to the Early Tender Time(1)	Consideration for each $1,000 Principal Amount of 2020 Notes Tendered After the Early Tender Time(1)
440543AL0	$224,313,000	$556.12156372 in principal amount of 2023 Senior Notes and $443.87843628 in principal amount of 2025 Senior Notes	$528.31548554 in principal amount of 2023 Senior Notes and $421.68451446 in principal amount of 2025 Senior Notes

(1)	Excludes accrued and unpaid interest, which will be paid in cash on the Settlement Date.

2021 Notes Exchange Offer

CUSIP No. of 2021 Notes	Outstanding Aggregate Principal Amount	Consideration for each $1,000 Principal Amount of 2021 Notes Tendered on or Prior to the Early Tender Time(1)	Consideration for each $1,000 Principal Amount of 2021 Notes Tendered After the Early Tender Time (1)
440543AQ9	$450,000,000	$556.12156372 in principal amount of 2023 Senior Notes and $443.87843628 in principal amount of 2025 Senior Notes	$528.31548554 in principal amount of 2023 Senior Notes and $421.68451446 in principal amount of 2025 Senior Notes

(1)	Excludes accrued and unpaid interest, which will be paid in cash on the Settlement Date.

Cash Tender Offer

CUSIP No. of Existing Notes	Tender Cap	Consideration for each $1,000 Principal Amount of Existing Notes Tendered on or Prior to the Early Tender Time (1)	Consideration for each $1,000 Principal Amount of Existing Notes Tendered After the Early Tender Time (1)
440543AL0 440543AQ9	$66,666,000	$300.0	$285.0

(1)	Excludes accrued and unpaid interest, which will be paid in cash on the Settlement Date.

Eligible Holders who tender Existing Notes in the Exchange Offers will be eligible to receive for each $1,000 principal amount of Existing Notes validly tendered, the consideration set forth in the tables above and cash in an amount equal to accrued and unpaid interest, if any, to, but not including, the Settlement Date (as defined herein) at or prior to February 28, 2020 (the “Early Tender Time”) and after the Early Tender Time but at or prior to the Expiration Time.

Eligible Holders other than Supporting Holders are eligible to tender Existing Notes for cash and receive for each $1,000 principal amount of Existing Notes validly tendered (and not validly withdrawn) the consideration set forth in the table above and cash in an amount equal to accrued and unpaid interest, if any, to, but not including, the Settlement Date at or prior to the Early Tender Time (the “Early Tender Consideration”) and after the Early Tender Time but at or prior to the Expiration Time (the “Late Tender Consideration”), subject to proration due to application of the Tender Cap. Additionally, Supporting Holders who acquire Existing Notes after the initial date of this Offering Memorandum (the “After Acquired Existing Notes”), are eligible to tender such After Acquired Existing Notes and receive the Early Tender Consideration or Late Tender Consideration, as applicable, subject to proration due to application of the Tender Cap.

If at the Early Tender Time, the aggregate principal amount of Existing Notes validly tendered in the Cash Tender Offer (and not validly withdrawn) exceeds the Tender Cap, subject to the terms and conditions set forth herein, (i) an aggregate principal amount of Existing Notes tendered at or prior to the Early Tender Time equal to the Tender Cap will be accepted for purchase on a pro rata basis and (ii) any Existing Notes validly tendered at or prior to the Early Tender Time and not accepted for purchase due to application of the Tender Cap, along with any Existing Notes Tendered after the Early Tender Time and at or prior to Expiration Time will be deemed to be tendered in the Exchange Offers as described above.

If at the Early Tender Time, the aggregate principal amount of Existing Notes validly tendered in the Cash Tender Offer (and not validly withdrawn) does not exceed the Tender Cap, subject to the terms and conditions set forth herein, (i) all Existing Notes tendered in the Cash Tender Offer at or prior to the Early Tender Time will be accepted for purchase, (ii) an aggregate principal amount of Existing Notes tendered after the Early Tender Time and at or prior to the Expiration Time equal to the amount remaining under the Tender Cap after the application of clause (i) will be accepted for purchase on a pro rata basis, and (iii) any Existing Notes not accepted for purchase due to application of the Tender Cap will be deemed to be tendered in the Exchange Offers as described above.

The Offers will expire at 11:59 p.m., New York City time, on March 23, 2020, unless extended (as it may be extended, the “Expiration Time”). Tenders of Existing Notes in the Offers may be validly withdrawn at any time prior to 5:00 p.m., New York City time, on February 28, 2020, unless extended, but will thereafter be irrevocable, even if the Company otherwise extends the Early Tender Time or extends the Offers beyond the Expiration Time, subject to limited exceptions or unless required by law. The Company currently expects the settlement date to be on or about March 25, 2020 (such date, the “Settlement Date”).

In conjunction with the Offers, the Company commenced the Consent Solicitation through which it is soliciting Consents from Eligible Holders to (i) eliminate substantially all of the restrictive covenants and certain of the default provisions in the indenture, dated as of March 16, 2012 (the “2020 Notes Indenture”), among the Company, each of the Guarantors named therein, and Wilmington Trust, National Association, as trustee (the “Trustee”) (as successor to Wells Fargo Bank, National Association), and the indenture, dated as of March 28, 2013 (the “2021 Notes Indenture” and, together with the 2020 Notes Indentures, the “Existing Notes Indentures”), among the Company, each of the subsidiary guarantors party thereto and the Trustee, (ii) acknowledge, agree and confirm that the exchange offer (the “2019 Exchange Offer”) related to the Second Lien Term Loan, which was commenced on January 7, 2019 and settled on February 7, 2019, together with all related transactions, are and were permitted under the Existing Notes Indentures and (iii) constitute a waiver by all Eligible Holders of any Default (as such term is defined in the Existing Notes Indentures, whether alleged or otherwise, under the Existing Notes Indentures as a result of the 2019 Exchange Offer (collectively, the “Proposed Amendments”). Eligible Holders may not tender Existing Notes without delivering the related Consents, and Eligible Holders may not deliver Consents without tendering the related Existing Notes. Eligible Holders will not receive any additional consideration for their Consents. The Company must receive Consents by Eligible Holders representing a majority of the outstanding principal amount of the Existing Notes to adopt the Proposed Amendments.

For as long as any of the New Notes remain outstanding, upon the occurrence of certain events of default that have not, in certain cases, been permanently cured or permanently waived under the New Notes or any of the Company’s existing or future debt instruments, at the election of holders of a majority of the outstanding principal amount of the New Notes voting as a single class (i) the Company will issue to the holders of the New Notes shares of the Company’s preferred stock $0.00001 par value per share that on a post-issuance basis represents 98% of the economics of the Company and the right to vote 98% of the voting interests of the Company, and/or (ii) the New Notes will convert into shares of the Common Stock after giving effect to an amendment and restatement of the Company’s Certificate of Incorporation, representing 98% post-issuance of the then outstanding shares of Common Stock.

The consummation of the Offers is conditioned upon (i) holders of at least 99% in principal amount of each of the 2020 Notes and the 2021 Notes tendering Existing Notes for New Notes or cash at or prior to the Expiration Time and (ii) approval by 66 2/3% of the Company’s stockholders of (A) the issuance of the New Notes as well as the Company’s common stock, issuable pursuant to the terms of the New Notes, the securities underlying the New Notes and certain warrants issuable in connection with or coincident with the Exchange Offers as required by the New York Stock Exchange and (B) an amendment to the Company’s certificate of incorporation (the “Certificate of Incorporation”) to amend certain provisions of the Certificate of Incorporation as set forth in the Offering Memorandum at a special meeting of stockholders of the Company in connection with the Offers. Subject to applicable law and agreements with certain of the Eligible Holders, the Offers and Consent Solicitations may be amended, extended or terminated.

The Offers are being made, and the New Notes are being offered and issued, only to holders of Existing Notes who are reasonably believed to be (a) “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)), (b) “accredited investors” as that term is defined in Rule 501(a) of Regulation D under the Securities Act or (c) non-U.S. persons in compliance with Regulation S under the Securities Act, in a private placement in reliance upon an exemption from the registration requirements of the Securities Act. The holders of Existing Notes who are eligible to participate in the Offers pursuant to the foregoing conditions are referred to as “Eligible Holders.” Eligible Holders of the Existing Notes who desire to obtain and complete an eligibility form should contact the information agent and exchange agent, Global Bondholder Services Corporation, the tender, information and exchange agent in connection with the Offer, at (866) 794-2200 (toll-free) or (212) 430-3774 (banks and brokers) or by visiting the information and exchange agent’s website at http://gbsc-usa.com/Hornbeck.

The New Notes and the Offers have not been and will not be registered with the U.S. Securities and Exchange Commission under the Securities Act, or any state or foreign securities laws. The New Notes may not be offered or sold in the United States or for the account or benefit of any U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Offers are not being made to Eligible Holders of Existing Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to purchase or sell any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Hornbeck Offshore Services, Inc. is a leading provider of technologically advanced, new generation offshore service vessels primarily in the Gulf of Mexico and Latin America.

Forward-Looking Statements

This news release contains forward-looking statements, including, in particular, statements about the Company’s plans and intentions with regard to the Offers. These statements are based on the Company’s current assumptions, expectations and projections about future events. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, the Company can give no assurance that the expectations will prove to be correct.

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